SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Grindr Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39854F119
(CUSIP Number)

6770
(Primary Standard Industrial
Classification Code Number)

G. Raymond Zage, III
Ocean Financial Centre
Level 40, 10 Collyer Quay
Singapore, Singapore 049315
Telephone +65 6808 6288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
Tiga SVH Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
74,891,409

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
74,891,409

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,891,409

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1  The percentage used herein is calculated based on 190,329,436 shares of the Issuer’s common stock, consisting of i) 173,524,360 shares of the Issuer’s Common Stock outstanding immediately following the Business Combination (as defined herein) reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price plus iii) 381,314 shares of the Issuer’s common stock issuable to the Reporting Persons, to the extent that the Reporting Persons elect to exercise an option to acquire 381,314 shares of the Issuer’s common stock (exercisable within 60 days of the Closing of the Business Combination (as set forth in Item 6 herein).

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
Tiga Investments Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
74,891,409

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
74,891,409

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,891,409

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2 The percentage used herein is calculated based on 190,329,436 shares of the Issuer’s common stock, consisting of i) 173,524,360 shares of the Issuer’s Common Stock outstanding immediately following the Business Combination (as defined herein) reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price plus iii) 381,314 shares of the Issuer’s common stock issuable to the Reporting Persons, to the extent that the Reporting Persons elect to exercise an option to acquire 381,314 shares of the Issuer’s common stock (exercisable within 60 days of the Closing of the Business Combination (as set forth in Item 6 herein).

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
G. Raymond Zage, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
93,941,409

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
93,941,409

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,941,409

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.4%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

3 The percentage used herein is calculated based on 190,329,436 shares of the Issuer’s common stock, consisting of i) 173,524,360 shares of the Issuer’s Common Stock outstanding immediately following the Business Combination (as defined herein) reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price plus iii) 381,314 shares of the Issuer’s common stock issuable to the Reporting Persons, to the extent that the Reporting Persons elect to exercise an option to acquire 381,314 shares of the Issuer’s common stock (exercisable within 60 days of the Closing of the Business Combination (as set forth in Item 6 herein).

EXPLANATORY NOTE

G. Raymond Zage, III and Tiga Investments Pte. Ltd. were parties to a joint filing agreement, dated as of February 7, 2022 (the “Joint Filing Agreement”), by and among Tiga Sponsor LLC, Tiga Investments Pte. Ltd., KAG Investments Private Limited, G. Raymond Zage, III and Ashish Gupta (the “Joint Filers”), pursuant to which the Joint Filers agreed to jointly file with the U.S. Securities and Exchange Commission the Schedule 13G dated February 9, 2022, and any amendments thereto. Effective upon the filing of this Schedule 13D, the Termination Agreement, dated November 28, 2022 (the “Termination Agreement”), will terminate the Joint Filing Agreement. The Termination Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference.

Item 1.	Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Grindr Inc., a Delaware corporation (the “Issuer” or “Grindr”). The Issuer’s principal executive office is located at 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, CA, 90069, and its phone number is +1 (310) 878-9648.

Item 2.	Identity and Background

(a) Tiga SVH Investments Limited (“Tiga SVH”), Tiga Investments Pte. Ltd. (“Tiga Investments”) and G. Raymond Zage, III (“Mr. Zage”), an individual (together the “Reporting Persons”).

(b) The business address of the Reporting Persons is Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315.

(c) Tiga SVH’s principal business is the ownership of equity interests in various entities. Tiga Investments’ principal business is the ownership of equity interests in various entities. Mr. Zage is a member of the Board of Directors of the Issuer.

(d) During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tiga SVH is incorporated in the Cayman Islands. Tiga Investments is incorporated in Singapore. Mr. Zage is a citizen of Singapore.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons received the Ordinary Shares reported in this Schedule 13D as a result of the closing of the Business Combination (as defined below). Tiga SVH and Tiga Investments are deemed to beneficially own an aggregate of 74,891,409 shares of Common Stock of the Issuer as reflected in this Schedule 13D. Tiga SVH is wholly owned by Tiga Investments, which is in turn wholly owned by Mr. Zage. Mr. Zage is deemed to beneficially own an aggregate of 93,941,409 shares of Common Stock of the Issuer as reflected in this Schedule 13D.

Prior to the Business Combination, the Reporting Persons held an aggregate of 5,130,000 Class B ordinary shares of Tiga Acquisition Corp. (“Tiga”), a Cayman Islands exempted company.

The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds. The Reporting Persons acquired the shares of the Issuer’s Common Stock and warrants to purchase shares of the Issuer’s Common Stock at an exercise price of $11.50 per share pursuant to the Agreement and Plan of Merger, dated May 9, 2022 (the “Initial Merger Agreement”), by and among Grindr Group LLC, a Delaware limited liability company (“Legacy Grindr”), Tiga and Tiga Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga (“Merger Sub I”, and together with Tiga and Legacy Grindr, the “Initial Merger Entities”), as amended in that certain First Amendment to the Initial Merger Agreement, dated October 5, 2022, by and among Tiga Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga (“Merger Sub II”) and the Initial Merger Entities (together with the Initial Merger Agreement, the “Merger Agreement”), pursuant to which Merger Sub I first merged with and into Legacy Grindr, whereupon the separate corporate existence of Merger Sub I ceased, and Legacy Grindr became the surviving company and continued in existence as a wholly owned subsidiary of Tiga until promptly thereafter and as part of the overall transaction, when Legacy Grindr merged with and into Merger Sub II, with Merger Sub II being the entity that survived such second merger and continued in existence as a wholly owned subsidiary of Tiga (the “Business Combination”). Tiga domesticated as a Delaware corporation and subsequently changed its name to Grindr Inc.

Mr. Zage is a 100% equityholder in Tiga Investments, which was a member of Tiga Sponsor LLC, a Delaware limited liability company (“Tiga Sponsor”). Tiga Sponsor previously held shares of Class B ordinary shares of Tiga. Such shares, which were previously convertible into Class A ordinary shares of Tiga, were distributed directly to the equityholders of the members of Tiga Sponsor, including Mr. Zage, and were converted into shares of the Issuer’s Common Stock in connection with the Business Combination. Tiga Sponsor previously held warrants to purchase Class A ordinary shares of Tiga. Such warrants were distributed directly to the equityholders of the members of Tiga Sponsor, including Mr. Zage, and were converted into warrants to purchase the Issuer’s Common Stock in connection with the Business Combination.

Mr. Zage holds an option to acquire 381,314 shares of the Issuer’s Common Stock from another shareholder within 60 days of the consummation of the Business Combination.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity,  debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(a) Tiga SVH, Tiga Investments and Mr. Zage beneficially own an aggregate of 74,891,409, 74,891,409 and 93,941,409 shares of the Issuer’s Common Stock, respectively, which in aggregate represents approximately 39.3%, 39.3% and 49.4% of the Issuer’s issued and outstanding Common Stock, respectively, consisting of 190,329,436 shares of the Issuer’s common stock, consisting of i) 173,524,360 shares of the Issuer’s Common Stock outstanding immediately following the Business Combination reported on the Issuer’s Current Report on Form 8-K, filed on November 23, 2022, plus ii) 16,423,762 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 16,423,762 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price plus iii) 381,314 shares of the Issuer’s common stock issuable to the Reporting Persons, to the extent that the Reporting Persons elect to exercise an option to acquire 381,314 shares of the Issuer’s common stock (exercisable within 60 days of the Closing of the Business Combination (as set forth in Item 6 herein).

Information required by Instruction C of Schedule 13D with respect to the directors, executive officers, or persons holding equivalent positions of the Reporting Persons, is set forth on Annex A attached hereto.

(b) Reporting Person Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga SVH, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) the 93,941,409 shares of the Issuer’s Common Stock, subject to the information incorporated by reference into this Item 5

(c) Other than the acquisition of the shares as reported herein, and as described under Item 4 and the information incorporated by reference into this Item 5 the Reporting Persons have not affected any other transactions in the shares of the Issuer during the past 60 days.

(d) Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 93,941,409 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On November 18, 2022, Tiga SVH, Tiga Investments and Mr. Zage entered into an amended and registration rights agreement with the Issuer and certain of the Issuer’s shareholders, pursuant to which the Issuer will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of the Issuer’s Common Stock and other equity securities of Grindr that are held by the parties thereto from time to time.

Financing Arrangement

Tiga SVH has pledged 72,006,333 shares of Common Stock and 2,503,762 warrants to purchase the Issuer’s Common Stock to certain lenders in connection with a financing arrangement. Under the financing arrangement, Tiga SVH retains voting and dispositive power with respect to the pledged shares except to the extent an event of default has occurred and is continuing.

Stock Option Arrangements

Mr. Zage is currently party to an arrangement with another shareholder of Grindr where he has the option to acquire 381,314 shares of Common Stock within 60 days of the closing of the Business Combination.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
1
Joint Filing Agreement, dated as of February 7, 2022, by and among Tiga Sponsor LLC, Tiga Investments Pte. Ltd., KAG Investments Private Limited, G. Raymond Zage, III and Ashish Gupta (incorporated by reference to Exhibit 1 to the Schedule 13G/A filed on February 7, 2022, by Tiga Sponsor LLC, Tiga Investments Pte. Ltd., KAG Investments Private Limited, G. Raymond Zage, III and Ashish Gupta).

2	Termination Agreement, dated as of November 28, 2022, by and among Tiga Investments Pte. Ltd., KAG Investments Private Limited, G. Raymond Zage, III and Ashish Gupta
3
Amended and Restated Registration Rights Agreement by and among Grindr Inc., Tiga Sponsor LLC, the independent directors of Tiga Acquisition Corp., and certain former stockholders of Grindr Group LLC, dated November 18, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on November 23, 2022).

99.2	Option Agreement between Idoya Partners L.P., and Tiga Investments Pte. Ltd., dated December 10, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 28, 2022

TIGA SVH INVESTMENTS LIMITED

By: /s/ G. Raymond Zage, III

Name: G. Raymond Zage, III
Title: Director

TIGA INVESTMENTS PTE. LTD.

By: /s/ G. Raymond Zage, III

Name: G. Raymond Zage, III
Title: Director

G. RAYMOND ZAGE, III

By: /s/ G. Raymond Zage, III

Name: G. Raymond Zage, III

ANNEX A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF TIGA SVH INVESMENTS LIMITED AND TIGA INVESTMENTS PTE. LTD.

The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of Tiga SVH Investments Limited and Tiga Investments Pte. Ltd. (each an “Instruction C Person”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock of the Issuer or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
G. Raymond Zage, III	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Director of Tiga SVH Investments Limited	Singapore
G. Raymond Zage, III	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Director of Tiga Investments Pte. Ltd.	Singapore
Ashish Gupta	Ocean Financial Centre Level 40, 10 Collyer Quay Singapore, Singapore 049315	Managing director of Tiga Investments Pte. Ltd.	India